Exhibit 99.15

DAVIES WARD PHILLIPS & VINEBERG LLP

	900 Third Avenue	Tel 212 308 8866
	24th Floor	Fax 212 308 0132
	New York NY 10022	www.dwpv.com

December 21, 2012	Abe Leitner
Dir 212 588 5508
aleitner@dwpv.com

File No.: 236871

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Toronto-Dominion Centre

77 King Street, Suite 3100

P.O. Box 226

Toronto, ON M5K 1J3

Canada

Re:                             Registration Statement on Form 40-F
Granite Real Estate Investment Trust

Dear Sirs/Mesdames:

We hereby consent to the use and reference to our name in the registration statement on Form 40-F of Granite Real Estate Investment Trust filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended.

Yours very truly,

Davies Ward Phillips & Vineberg LLP

/s/ Davies Ward Phillips & Vineberg LLP
New York, New York
December 21, 2012